BCE Emergis

03007478

February 28, 2003

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 10 2003
WASH. D.C. 187 SECTION

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Press Release entitled J. Spencer Lanthier joins BCE Emergis Board, dated February 20, 2003.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

JS/cv
Encl.

dlw 3/19

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340

82-5206

News Release

J. Spencer Lanthier joins BCE Emergis Board

Former head of KPMG Canada brings decades of experience
and distinguished legacy of volunteer contribution

Montréal (Québec) Canada —February 20, 2003 — BCE Emergis Inc. (TSE: IFM) is pleased to announce today that it has appointed J. Spencer Lanthier to its Board of Directors.

Mr. Lanthier is a former Chairman and Chief Executive Officer of KPMG Canada. Mr. Lanthier joined the Montréal office of Peat, Marwick, Mitchell & Co., the predecessor firm of KPMG, in 1960 and spent the subsequent 39 years with the company. He was made a partner in 1972, was Managing Partner of the London, Ottawa and Toronto offices respectively and Vice-Chairman of the Greater Toronto Area before assuming the position of Chairman and CEO of the Canadian operations in 1993.

Born in Montréal and educated at McGill University, Mr. Lanthier is a member of the Order of Canada, a recipient of an honourary doctorate from the University of Toronto, a member of the Board of the Bank of Canada, TSX Group, The Canada Life Assurance Company and several leading Canadian corporations. He is also a leading contributor to several charitable and not-for-profit organizations, including the Rotman School of Management (University of Toronto), Goodwill Industries and the London Health Sciences Foundation.

As a result of this appointment, the Board composition is as follows : Michael J. Sabia, Pierre Blouin, William D. Anderson, Pierre Ducros, Daniel Johnson, Robert Kearney, John H. McArthur, C. Wesley M. Scott and J. Spencer Lanthier.

About BCE Emergis

BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index. For more information, visit the company's website at www.emergis.com.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT FEBRUARY 20, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com